SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              ---------------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(b), (c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(b)
                               (AMENDMENT NO. __)*


                             LYNX THERAPEUTICS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   551812-30-8
                                 (CUSIP Number)


                                FEBRUARY 20, 2004
             (Date of Event Which Requires Filing of this Statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               |_|  Rule 13d-1(b)
               |X|  Rule 13d-1(c)
               |_|  Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------- ----------------------------------                             --------------------------
CUSIP NO.                     551812-30-8                                      13G                PAGE 2 OF 6 PAGES
----------------------------- ----------------------------------                             --------------------------
--------------- -------------------------------------------------------------------------------------------------------
      1         NAMES OF REPORTING PERSON                                                    TAKARA BIO, INC.
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------- -------------------------------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                 (a) |_|
                                                                                                 (b) |X|
--------------- -------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------- -------------------------------------------------------------------------------------------------------
      4         CITIZENSHIP OR PLACE OF ORGANIZATION                                              JAPAN

----------------------------- ------------ ----------------------------------------------------------------------------
                                   5       SOLE VOTING POWER                                     564,903
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH

                              ------------ ----------------------------------------------------------------------------
                                   6       SHARED VOTING POWER                                      0

                              ------------ ----------------------------------------------------------------------------
                                   7       SOLE DISPOSITIVE POWER                                564,903

                              ------------ ----------------------------------------------------------------------------
                                   8       SHARED DISPOSITIVE POWER                                 0

--------------- -------------------------------------------------------------------------------------------------------
      9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                     564,903
--------------- -------------------------------------------------------------------------------------------------------
      10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                                                   |_|
--------------- -------------------------------------------------------------------------------------------------------
      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                 10.5%

--------------- -------------------------------------------------------------------------------------------------------
      12        TYPE OF REPORTING PERSON                                                           CO

--------------- -------------------------------------------------------------------------------------------------------


PRELIMINARY NOTE:

                This Schedule 13G is being filed with the Securities and Exchange Commission (the "Commission") by Takara Bio, Inc., a corporation organized under the laws of Japan ("Takara Bio") relating to its beneficial ownership of the common stock, par value $0.01 per share (the "Lynx Common Stock"), of Lynx Therapeutics, Inc., a Delaware corporation (the "Issuer"). Takara Bio originally filed its statement of beneficial ownership, with respect to the Lynx Common Stock, on Schedule 13D on October 7, 2002, as amended by Amendment No. 1 filed on December 27, 2002, and as further amended by Amendment No. 2 filed on August 12, 2003. Takara Bio has elected to file under Schedule 13G as the provisions of paragraph (e), (f) or (g) of Rule 13d-1 do not apply to its interests in the Lynx Common Stock.

ITEM 1(a).      NAME OF ISSUER:

                Lynx Therapeutics, Inc.

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                25861 Industrial Boulevard, Hayward, California 94545

ITEM 2(a).      NAME OF PERSON FILING:

                Takara Bio, Inc.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                Seta 3-4-1, Otsu, Shiga 520-2193, Japan

ITEM 2(c).      CITIZENSHIP:

                Japan

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

                Common Stock, par value $.01 per share

ITEM 2(e).      CUSIP NUMBER:

                551812-30-8

ITEM 3.         FOR STATEMENTS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR
                (c):

                Not applicable.

ITEM 4.         OWNERSHIP.

ITEM 4(a).      AMOUNT BENEFICIALLY OWNED:

                See Item 9 of the cover page attached hereto and the information set forth below.


                               Page 3 of 6 Pages

ITEM 4(b).      PERCENT OF CLASS:

                See Item 11 of the cover page attached hereto. Such figure is based on the number of shares of Lynx Common Stock outstanding as of November 13, 2003 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2003.

ITEM 4(c).      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                (i) Sole power to vote or direct the vote:

                     See Item 5 of the cover page attached hereto.

                (ii) Shared power to vote or direct the vote:

                     See Item 6 of the cover page attached hereto.

                (iii)Sole power to dispose or to direct the disposition of:

                     See Item 7 of the cover page attached hereto.

                (iv) Shared power to dispose or to direct the disposition of:

                     See Item 8 of the cover page attached hereto.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                Not applicable.

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSONS.

                Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                Not applicable.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

                Not applicable.

ITEM 10.        CERTIFICATIONS.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the


                               Page 4 of 6 Pages
issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






















                               Page 5 of 6 Pages

                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 27, 2004                     TAKARA BIO, INC.

                                                             *
                                            -----------------------------------
                                            Ikunoshin Kato
                                            President & Chief Executive Officer



                                       *By: /s/ Shiro Kuniya
                                            -----------------------------------
                                            Shiro Kuniya
                                            Attorney-in-Fact


For purposes of this Schedule 13G, the Power of Attorney of Takara Bio, previously filed on December 27, 2002, on Schedule 13D is incorporated herein by reference.
















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